Exhibit 99.1

FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF DIRECTORS OF THE COMPANY

(A)	FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF ELECTED DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82A (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Elected Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 13, 2016:

•	Mr. Boris Kim;

•	Mr. Sergey Solonin;

•	Mr. Andrey Romanenko;

•	Mr. David Gerald William Birch.

(B)	FINAL SLATE OF NOMINATIONS FOR THE POSISTION OF INDEPENDENT DIRECTORS OF THE COMPANY

NOTICE IS HEREBY GIVEN pursuant to Regulation 82B (a) of the Articles of Association of the Company, as amended, of nomination of the following persons to the position of Independent Directors in accordance with the minutes of the meeting of the Board of Directors of the Company as of May 13, 2016:

•	Mr. Rohinton Minoo Kalifa;

•	Mr. Marcus James Rhodes;

•	Mr. Osama Bedier.

The nomination of the aforesaid persons shall be considered and if thought fit approved by the ANNUAL GENERAL MEETING of the Company to be held June 02, 2016, at 10:00 am (Cyprus time) at QIWI’s office at Kennedy 12, Kennedy Business Centre, 2nd floor, 1087, Nicosia, Cyprus.

Information on the nominees for the position of the Directors of the Company

Mr. Boris Kim has served as our director since May 2013 and as chairman of our board of directors since June 2014. Mr. Kim is an entrepreneur with over 18 years of experience in the payment services industry. He is also the head of the payment networks and banking instruments committee at the Russian E-Market Participants National Association. He is one of the co-founders of e-port payment system and served as its chief executive officer from November 2004 until September 2007 and from September 2007 until February 2010 was an advisor to the chief executive officer of e-port. From October 1999 until October 2004, Mr. Kim was advisor to the chairman of the board of the banking and financial group Zerich. From September 1993 until January 1999 he was a chairman of the management board of Chastny Bank. Mr. Kim graduated from Lomonosov Moscow State University in 1985 with a degree in chemistry, Russian Institute of Finance and Economics in 1996 with a degree in finance, Moscow State Law Academy in 2000 with a degree in law and Lomonosov Moscow State University in 2004 with a degree in psychology and a degree in philosophy.

Mr. Sergey Solonin has served as our director since December 2010 and as our chief executive officer since October 2012. He was nominated to our board of directors by our majority shareholder, Saldivar. Mr. Solonin is an entrepreneur and has over 14 years of experience in the payment services and banking industries. He is one of the co-founders of OSMP and from April 2009 until October 2012 served as an advisor to the president on financial matters at OSMP. He also serves on the board of directors of Qiwi Bank and from March 1999 until September 2009 was the chairman of its board of directors. Mr. Solonin is also one of the two directors of iTech Advisors Ltd. Mr. Solonin graduated from the Distance-Learning Institute of Finance and Economics (now part of Financial University under the Government of the Russian Federation) in 1996 with a degree in economics.

Mr. Andrey Romanenko has served as our director since December 2010 and as chairman of our board of directors since October 2012 until June 2014. Mr. Romanenko is an entrepreneur and has over 16 years of experience in the payment services and banking industries. He is one of the co-founders of our predecessor, OSMP, and from July 2007 until October 2012 served as our chief executive officer. Since March 2011, Mr. Romanenko has been a partner of two venture funds, AddVenture III and iTech Capital and is a partner of Run Capital venture fund since 2014. Mr. Romanenko served as a member of the board of directors of Qiwi Bank from June 2009 to April 2015. Mr. Romanenko graduated from International Independent University of Environmental and Political Sciences in 2000 with a degree in financial management.

Mr. David G.W Birch is Director of Innovation at Consult Hyperion, the secure electronic transactions consultancy, and a Visiting Lecturer at the University of Surrey Business School. He is an internationally recognised thought leader in digital identity and digital money; was named one of the global top 15 favourite sources of business information by Wired magazine and one of the top ten most influential voices in banking by Financial Brand; was found by PR Daily to be one of the top ten Twitter accounts followed by innovators, along with Bill Gates and Richard Branson; was ranked in the top three most influential people in London’s FinTech community by City A.M.; was listed by Hot Topics as one of the world’s top 100 most influential FinTech leaders and was rated Europe’s most influential commentator on emerging payments by Total Payments.

In the London Review of Books his “Identity is the New Money” was called fresh, original, wide-ranging and “the best book on general issues around new forms of money”. His new book “Before Babylon, Beyond Bitcoin: Technology and Money” will be published later this year.

Mr. Ron Kalifa has served as our director since June 2, 2014. He was appointed Deputy Chairman of Worldpay in April 2013. From 2003, Mr. Kalifa was CEO of Worldpay. Before becoming CEO, Mr. Kalifa held various roles within RBS where he built the Worldpay business. Mr. Kalifa has been a non-executive director of Visa Europe since September 2011. Mr. Kalifa is also a member of the UK Cards Association. He has been recognized as Industry Personality of the Year for his work in the Payments sector. Mr. Kalifa studied Executive Education from Harvard Business School.

Mr. Marcus Rhodes has served as our director since May 2013. He is also an independent director and a chairman of the audit committee for Zoltav Resources (since May 2014), PhosAgro (since May 2011) and Cherkizovo Group (since February 2009). From September 2000 to June 2015 Mr. Rhodes was an independent director and a chairman of the audit committee for Tethys Petroleum, from July 2008 until June 2011 an independent director and a chairman of the audit committee for Wimm-Bill-Dann Foods, and from November 2009 until June 2011 for Rusagro Group. Mr. Rhodes was an audit partner for Ernst & Young from 2002 until 2008. Prior to that, he was an audit partner for Arthur Andersen from 1998 until 2002. He qualified as a chartered accountant in 1986 and is a member of the Institute of Accountants in England & Wales (ICAEW). Mr. Rhodes graduated with a BA (Hons) from Loughborough University in 1982 with a degree in economics & social history.

Mr. Osama Bedier has served as our director since June 2, 2014. He founded and led Wallet & Payments at Google for two and a half years starting January 2011. Prior to Google, Mr. Bedier spent 8 years running product development at PayPal starting from April 2003. He has also held engineering leadership roles since the dawn of the web at organizations such as eBay, Gateway Computers and AT&T wireless.